Exhibit 99.1

JA Solar Modules Receive UL Certification for Use in 1000 Vdc Installations

SHANGHAI, China, March 6, 2013 — JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that the Company’s entire range of modules has received UL 1703 certification for use on 1000 Vdc systems in the United States and Canada from Underwriters Laboratories (“UL”), a global independent safety science company. The modules were tested in Intertek laboratories and also received ETL certification, demonstrating their compliance with the requirements of widely accepted product safety standards.

In addition to higher voltages, 1000 Vdc systems are associated with lower installation costs, increased inverter efficiency, and a reduced need for balance of system (BOS) components. The use of such systems is becoming increasingly common in several solar markets, particularly the United States, where JA Solar has already supplied modules to several 1000 Vdc projects. The Solar Energy Industries Association estimates the 1000 Vdc systems market in the U.S. will grow at a compound annual rate of 25% between 2011 and 2016.

“UL certification is proof of the suitability of JA Solar modules for a wide range of solar installations,” said Mr. Yong Liu, CTO of JA Solar. “There is a growing demand for modules which allow for longer installation runs, not just in North America, but across the global solar market, and this certification puts JA Solar in a strong position to service that need.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com